                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                    FORM 11-K



(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

                         Commission file number: 0-51077


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            ABINGTON BANK 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        ABINGTON COMMUNITY BANCORP, INC.
                                180 OLD YORK ROAD
                         JENKINTOWN, PENNSYLVANIA 19046

                              REQUIRED INFORMATION

        FINANCIAL STATEMENTS. The following financial statements and schedules are filed as part of this annual report for the Abington Bank 401(k) Plan (the "Plan") and appear immediately after the signature page hereof:

        Report of Independent Registered Public Accounting Firm

        Financial Statements as of December 31, 2004 and for the year then ended:

                Statements of Assets Available for Benefits, December 31, 2004 and 2003

                Statement of Changes in Assets Available for Benefits, Year ended December 31, 2004

                Notes to Financial Statements

        SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

        Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Trustees and Participants
Abington Bank 401(k) Plan
Jenkintown, Pennsylvania

We have audited the accompanying statements of assets available for benefits of Abington Bank 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Philadelphia, Pennsylvania
June 10, 2005

ABINGTON BANK 401(K) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


                                                 2004                2003

ASSETS:

  Stock liquidity fund - cash account       $    198,662         $          -
  Investments, at fair value                   7,224,254            6,183,754
  Contributions receivable                        27,079                    -
  Interest and dividends receivable                8,000                    -
                                            ------------         ------------

           Total assets                        7,457,995            6,183,754
                                            ------------         ------------

ASSETS AVAILABLE FOR BENEFITS               $  7,457,995         $  6,183,754
                                            ============         ============


See notes to the financial statements.

ABINGTON BANK 401(K) PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


                                                                            2004

ADDITIONS:
  Employer contributions                                         $    330,690
  Employee contributions                                              299,677
  Rollover contributions                                              183,985
  Net appreciation in fair market value of investments                769,000
                                                                 ------------

           Total additions                                          1,583,352
                                                                 ------------

DEDUCTIONS:
  Investment and advisory service fees                                    115
  Distributions to participants                                       308,996
                                                                 ------------

           Total deductions                                           309,111
                                                                 ------------

INCREASE IN ASSETS AVAILABLE FOR BENEFITS                           1,274,241

ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                 6,183,754
                                                                 ------------

ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                    $  7,457,995
                                                                 ============


See notes to the financial statements.

ABINGTON BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003 AND THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

        The Abington Bank (the "Bank") 401(k) Plan (the "Plan") is a defined contribution plan that was initiated on January 1, 1975. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        A. GENERAL--The Plan is a defined contribution plan covering all full-time employees of the Bank who have 6 months of service. The Plan has no age requirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        B. STOCK LIQUIDITY FUND - CASH ACCOUNT-- Represents the value of an interest-bearing money market account used to hold Plan contributions prior to the purchases of Abington Community Bancorp, Inc. common stock.

        C. CONTRIBUTIONS--Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributed 200 percent of the first 5 percent of base compensation that a participant contributes to the Plan during plan year 2004. Beginning January 1, 2005, the matching contribution percentage paid by the Bank was reduced to 100 percent. Additional amounts may be contributed at the option of the Bank's board of directors.

        D. PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of the Bank's contribution and Plan earnings. Allocations are based on participant earnings of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Administration expenses are paid directly by the Bank outside of the Plan's assets.

        E. VESTING--Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of contribution service. A participant is 100 percent vested after six years of credited service.

        F. INVESTMENT OPTIONS--Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds (see Note 6). Employer contributions are made in cash. A participant may elect to transfer that contribution to any investment fund.

        G. HARDSHIP WITHDRAWAL--A hardship withdrawal is a distribution taken to satisfy an immediate and heavy financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper Employer approval. Amounts withdrawn for hardship may not be redeposited to this or any other Plan maintained by the Bank, and they may not be rolled over to either an IRA or another qualified retirement plan. Hardship withdrawals of approximately $12,000 were taken during the year ended December 31, 2004.

        H. PAYMENT OF BENEFITS--On termination of service due to death, disability or retirement, a participant will receive an amount equal to the value of the participant's vested interest in his or her account.

        I. FORFEITED ACCOUNTS--At December 31, 2004 and 2003, forfeited nonvested accounts totaled approximately $18,000 and $12,000, respectively. These forfeited accounts will first be made available to reinstate previously forfeited accounts, as defined. Any remaining forfeited accounts will be used to reduce future Bank matching or discretionary contributions. During the year ended December 31, 2004, forfeitures of approximately $18,000 were used to reduce future Bank matching or discretionary contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        INVESTMENTS--The Plan's investments are stated at fair value based on a third-party independent report. Purchases and sales of securities are recorded by the Plan on a trade date basis.

        NET APPRECIATION IN FAIR VALUE OF INVESTMENTS--Net appreciation in fair value of investments includes realized gains and losses, investment income and appreciation or depreciation in the fair market value of the investments.

        RECOGNITION OF INCOME--Dividends and interest, which are included in the line item "net appreciation in fair value of investments," are included in income on an accrual basis when earned based on the term of the investments and the periods during which the investments are owned by the Plan. The Plan includes unrealized gain or loss on the Plan's investments in income in the year in which it occurred.

        FEES--Administrative expenses and fees that are paid out of the Plan are recorded by the Plan as incurred.

        PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. No amounts were allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2004 and 2003.

        USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. TERMINATION OF THE PLAN

        Although it has not expressed any intent to do so, the Bank reserves the right, at any time, to discontinue permanently or temporarily its contributions to the Plan and to terminate its participation in the Plan. The interest of the members shall be nonforfeitable and fully vested in the event the Plan is terminated.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

        At December 31, 2004 the Plan held approximately 201,000 shares of common stock of Abington Community Bancorp, Inc., the sponsoring employer, with a cost basis of approximately $2.0 million. No shares of common stock of Abington Community Bancorp, Inc. were held at December 31, 2003. During the year ended December 31, 2004, no dividend income was recorded by the Plan on the shares of Abington Community Bancorp, Inc.

5. TAX STATUS

        As of January 1, 1975, the Bank has adopted a nonstandardized defined contribution flexible 401(k) plan provided by Alliance Benefits Group (f.k.a. Manchester Benefits Group, Ltd.) and the Bank. The Bank also adopted an amendment to the Plan effective January 1, 2005. The Internal Revenue Service has determined and informed Alliance Benefits Group by letter dated November 19, 2001, that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.      INVESTMENTS

        The following presents investments that represent 5% or more of the Plan's assets.

                                                                    DECEMBER 31,
                                                        ---------------------------------------
                                                              2004                 2003

        Am. Funds Cap. World Gro. & Inc. Fund             $         -          $   356,169
        Wasatch Small Cap GrowthFund                                -              404,909
        Lord Abbett Mid Cap Value Fund                        525,090              570,554
        Van Kampen Emerging Growth Fund                             -              984,173
        American Funds Invest. Co. of America                 379,946              497,009
        MetLife Stable Value Fund                             628,688              934,514
        Self Directed Brokerage Account                       699,979              963,699
        Abington Community Bancorp, Inc. Common Stock       2,652,577                    -

        The following presents detail of the net appreciation in fair value of investments, including investment income and realized gains and losses, for the year ended December 31, 2004:

                                                             DECEMBER 31, 2004
                                                           ---------------------

        Putnam International Equity Fund                        $     34,057
        Am. Funds Cap. World Gro. & Inc. Fund                         67,791
        Wasatch Small Cap Growth Fund                                 54,766
        AIM Mid Cap Core Equity Fund                                  28,020
        Lord Abbett Mid Cap Value Fund                               117,685
        American Funds AMCAP Fund                                     25,000
        Van Kampen Emerging Growth Fund                               32,539
        American Funds Invest. Co. of America                         42,235
        Van Kampen Comstock Fund                                      37,825
        Van Kampen Equity Income Fund                                 27,585
        F. Russell LifePoints Equity Aggressive Strategy               1,585
        F. Russell LifePoints Aggressive Strategy                        384
        F. Russell LifePoints Moderate Strategy                        1,557
        F. Russell LifePoints Conservative Strategy                      151
        Calvert Income Fund                                           13,632
        American Funds Intermediate Bond Fund                          2,138
        MetLife Stable Value Fund                                     58,022
        Self Directed Brokerage                                       66,986
        Abington Community Bancorp, Inc. Common Stock                156,816
        Stock Liquidity Fund - cash account                              226
                                                                ------------

                                                                $    769,000
                                                                ============

7. RISKS AND UNCERTAINTIES

        The Plan invests in mutual funds and common stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

                                     ******

ABINGTON BANK 401(K) PLAN

SCHEDULE H, ITEM 4I--SCHEDULE OF ASSETS (HELD  AT END OF YEAR)
DECEMBER 31, 2004
--------------------------------------------------------------------------------


IDENTITY OF ISSUE, BORROWER,   DESCRIPTION OF INVESTMENT           CURRENT VALUE
LESSOR OR SIMILAR PARTY*       INCLUDING MATURITY DATE, RATE
                               OF INTEREST, COLLATERAL, PAR OR
                               MATURITY VALUE


Putnam                         International Equity Fund             $   178,451

American Funds                 Cap World & Gro Inc                       275,252

Wasatch                        Small Cap Fund                            356,302

AIM                            Mid Cap Core Equity Fund                  198,752

Lord Abbett                    Mid Cap Value Fund                        525,090

American Funds                 Amcap Fund                                259,042

Van Kampen                     Emerging Growth                           330,231

American Funds                 Inv Co America                            379,946

Van Kampen                     Comstock Fund                             185,535

Van Kampen                     Equity Income Fund                        208,071

Russell                        Equity Aggressive                          14,533

Russell                        Aggressive                                 10,410

Russell                        Moderate                                   26,026

Russell                        Conservative                                1,358

Calvert                        Income                                    213,844

American Funds                 Intermediate Bond                          80,167

Metropolitan Life              Stable Value Fund                         628,688

Charles Schwab                 Self Directed Brokerage                   699,979

** Abington Community
   Bancorp, Inc.               Common Stock                            2,652,577
                                                                     -----------

                                                                     $ 7,224,254
                                                                     ===========

* All parties are registered investment companies except for Abington Community Bancorp, Inc.
**Indicates party-in-interest to the Plan

                                   SIGNATURES


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                         ABINGTON BANK 401(K) PLAN



June 29, 2005            By:     /s/ Robert W. White
                                 -------------------
                                 Robert W. White, on behalf of
                                 Abington Savings Bank as the Plan Administrator

                                INDEX TO EXHIBITS

Number       Description
----------   -------------------------------------------------------------------
23           Consent of Independent Registered Public Accounting Firm